Norfolk Southern Corporation and Subsidiaries
Consolidated Statements of Income
(Unaudited)
($ millions except per share)

	Three Months Ended June 30,	
	2004	**2003**
Railway operating revenues:		
Coal	$ 424	$ 389
General merchandise	1,025	944
Intermodal	364	300
Total railway operating revenues	**1,813**	**1,633**
Railway operating expenses:		
Compensation and benefits	565	535
Materials, services and rents	389	377
Conrail rents and services	101	102
Depreciation	130	129
Diesel fuel	106	93
Casualties and other claims	38	47
Other	59	52
Total railway operating expenses	**1,388**	**1,335**
Income from railway operations	425	298
Other income – net	--	24
Interest expense on debt	(121)	(123)
Income before income taxes	304	199
Provision for income taxes:		
Current	31	9
Deferred	60	53
Total income taxes	91	62
Net income	**$ 213**	**$ 137**
Earnings per share:		
Basic	$ 0.55	$ 0.35
Diluted	$ 0.54	$ 0.35
Average shares outstanding (000's)	392,401	389,635

See notes to consolidated financial statements.

Norfolk Southern Corporation and Subsidiaries
Consolidated Statements of Income
(Unaudited)
($ millions except per share)

		Six Months Ended June 30,		
		2004		**2003**
Railway operating revenues:				
Coal	$	822	$	743
General merchandise		1,922		1,862
Intermodal		692		589
Total railway operating revenues		**3,506**		**3,194**
Railway operating expenses:				
Compensation and benefits		1,110		1,061
Materials, services and rents		754		737
Conrail rents and services		203		209
Depreciation		259		256
Diesel fuel		213		197
Casualties and other claims		78		98
Other		118		107
Total railway operating expenses		2,735		2,665
Income from railway operations		771		529
Other income – net		10		45
Interest expense on debt		(242)		(250)
Income from continuing operations before income taxes and accounting changes		539		324
Provision for income taxes:				
Current		80		55
Deferred		88		47
Total income taxes		168		102
Income from continuing operations before accounting changes		371		222
Discontinued operations – taxes on sale of motor carrier (note 1)		--		10
Cumulative effect of changes in accounting principles, net of taxes (note 2)		--		114
Net income	$	**371**	$	**346**
Earnings per share:				
Income from continuing operations before accounting changes				
Basic	$	0.95	$	0.57
Diluted	$	0.94	$	0.57
Net income				
Basic	$	0.95	$	0.89
Diluted	$	0.94	$	0.89
Average shares outstanding (000's)		391,816		389,443

See notes to consolidated financial statements.

Norfolk Southern Corporation and Subsidiaries
Consolidated Balance Sheets
(Unaudited)
($ millions)

	June 30, 2004		December 31, 2003	
Assets				
Current assets:				
Cash and cash equivalents	$	203	$	284
Accounts receivable – net		782		695
Materials and supplies		100		92
Deferred income taxes		191		189
Other current assets		155		165
Total current assets		1,431		1,425
Investment in Conrail		6,293		6,259
Properties less accumulated depreciation		11,915		11,779
Other assets		1,190		1,133
Total assets	**$**	**20,829**	**$**	**20,596**
Liabilities and stockholders' equity				
Current liabilities:				
Accounts payable	$	931	$	948
Income and other taxes		201		199
Due to Conrail		80		81
Other current liabilities		219		213
Current maturities of long-term debt		511		360
Total current liabilities		1,942		1,801
Long-term debt		6,336		6,800
Other liabilities		1,072		1,080
Due to Conrail		797		716
Deferred income taxes		3,327		3,223
Total liabilities		**13,474**		**13,620**
Stockholders' equity:				
Common stock $1.00 per share par value		415		412
Additional paid-in capital		571		521
Unearned restricted stock		(11)		(5)
Accumulated other comprehensive loss		(21)		(44)
Retained income		6,421		6,112
		7,375		6,996
Less treasury stock at cost, 20,973,125 and 21,016,125 shares, respectively		(20)		(20)
Total stockholders' equity		**7,355**		**6,976**
Total liabilities and stockholders' equity	**$**	**20,829**	**$**	**20,596**

See notes to consolidated financial statements.

Norfolk Southern Corporation and Subsidiaries
Consolidated Statements of Cash Flow
(Unaudited)
($ millions)

	Six Months Ended June 30,	
	2004	**2003**
Cash flows from operating activities:		
Net income	$ 371	$ 346
Reconciliation of net income to net cash provided by operating activities:		
Net cumulative effect of changes in accounting principles (note 2)	--	(114)
Depreciation	265	263
Deferred income taxes	88	47
Equity in earnings of Conrail	(32)	(27)
Gains on properties and investments	(6)	(12)
Income from discontinued operations (note 1)	--	(10)
Changes in assets and liabilities affecting operations:		
Accounts receivable	(87)	(117)
Materials and supplies	(8)	(5)
Other current assets	45	56
Current liabilities other than debt	(1)	(25)
Other – net	(9)	(36)
Net cash provided by operating activities	626	366
Cash flows from investing activities:		
Property additions	(412)	(386)
Property sales and other transactions	16	15
Investments, including short-term	(51)	(66)
Investment sales and other transactions	4	5
Net cash used for investing activities	(443)	(432)
Cash flows from financing activities:		
Dividends	(63)	(55)
Common stock issued – net	29	4
Proceeds from borrowings (note 3)	141	130
Debt repayments	(371)	(87)
Net cash used for financing activities	(264)	(8)
Net decrease in cash and cash equivalents	(81)	(74)
Cash and cash equivalents:		
At beginning of year	284	184
At end of period	$ 203	$ 110
Supplemental disclosures of cash-flow information		
Cash paid during the period for:		
Interest (net of amounts capitalized)	$ 241	$ 261
Income taxes	$ 51	$ 57

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS:

1. DISCONTINUED OPERATIONS -
    First-quarter 2003 results included an additional after-tax gain of $10 million, or 3 cents per share (basic and diluted), related to the 1998 sale of NS' motor carrier subsidiary, North American Van Lines, Inc. This non-cash gain resulted from the resolution of tax issues related to the transaction.

2. CHANGES IN ACCOUNTING PRINCIPLES IN 2003 -
    NS adopted Financial Accounting Standards Board (FASB) Statement No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143), effective Jan. 1, 2003, and recorded a $110 million net adjustment ($182 million before taxes) for the cumulative effect of this change in accounting on years prior to 2003. Pursuant to SFAS No. 143, the cost to remove crossties must be recorded as an expense when incurred; previously these removal costs were accrued as a component of depreciation.

    NS also adopted FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN No. 46), effective Jan. 1, 2003, and recorded a $4 million net adjustment ($6 million before taxes) for the cumulative effect of this change in accounting on years prior to 2003. Pursuant to FIN No. 46, NS has consolidated a special-purpose entity that leases certain locomotives to NS.

    The cumulative effect of these changes amounted to $114 million, or 29 cents per share (basic and diluted).

3. PAYMENTS TO CONRAIL -
    Payments made to Conrail reduce NS' "Net cash provided by operating activities." A significant portion of these payments is borrowed back from a Conrail subsidiary. The net borrowings are included in NS' "Net cash used for financing activities" and totaled $81 million in the first half of 2004 and $105 million in the first half of 2003.